
SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360


09047258

October 30, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 727-7466.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

dle 11/5

BOD Authorization of Management Decisions

On October 30, 2009, the BOD of Samsung Electronics authorized the following management decisions.

1. Sales of the VSS business to Samsung Techwin

The BOD of Samsung Electronics authorized sales of the Company's VSS (Visual Surveillance System) business to Samsung Techwin for KRW 185.7 billion. Samsung Techwin will take over the VSS business on January 1, 2010.

2. Capital Expenditure Outlook for FY09 & FY10

Samsung Electronics announced the Company's capital expenditure plan for FY09 and FY10. Our capital expenditure for FY10 has not been finalized yet as we are still in the process of planning our budget for FY10.

Our tentative capital expenditure plan is as follows:

- Consolidated capital expenditure for FY09: KRW 7 trillion
- Consolidated capital expenditure for FY10: More than KRW 5.5 trillion in memory, and KRW 3 trillion in LCD

3. Asset Revaluation Results

Samsung Electronics conducted its asset revaluation with the Samjong KPMG Advisory to prepare for K-IFRS adoption.
The results are as follows:

- Original book value of land & buildings: KRW 3,398.8 billion
- Re-evaluated value: KRW 7,215.1 billion
- Difference: KRW 3,816.3 billion
- The following changes will be made to our financial statement as a result of the asset revaluation:

1. Increase in PP&E (Land): KRW 3,816.3 billion

2. Retained earnings: KRW 2,976.7 billion
3. Deferred income tax liabilities: 839.6 billion

Donation

On October 30, 2009, the BOD of Samsung Electronics authorized a KRW 16 billion in donation to a related party to the Company, the Samsung Life Public Welfare Foundation.

※ Note: Pursuant to the Fair Trade Act, a donator is required to disclose the transaction if the amount of donation exceeds KRW 10 billion and the receiving party is a financial affiliate of the donator.

Insurance Policy Purchase

On October 30, 2009, the Board of Directors of Samsung Electronics authorized the purchase of a severance insurance policy.

▫ **Details**

1. Insurer: Samsung Life Insurance

2. Type of Insurance Policy: Severance insurance policy

3. Terms and Conditions of Insurance
   - Insurance Premium: KRW 290.4 billion
     (Taking into account KRW 56.5 billion of interest accruals, the actual premium to be paid is KRW 223.9 billion)
   - Insurance Claim: Samsung Life will pay 70% of severance pay when a Samsung Electronics employee leaves the company
   - Insurance Period: From policy purchase date to severance payment date
   - Premium Payment Mode: Payment in installments
   - Interest Rate: 4.3% (Floating rate)

4. The purchase of insurance policy aims to manage severance pay in a stable manner and improve profitability of the asset.

Real Estate Lease to Samsung Securities

On October 30, 2009, the BOD of Samsung Electronics authorized the Company's Real Estate Lease to Samsung Securities.

▫ **Details**

- Total transaction amount: KRW 11.9 billion (Deposit: KRW 9.7 billion, Annual Rent: KRW 11.6 billion)
- Contract date: December 7, 2009
- Leasing period: December 7, 2009 ~ December 6, 2011
- Transaction property: Building (250 Taepyeongro 2, Jung-gu, Seoul, Korea)

Transactions in Goods and Services with the Affiliates

On October 30, 2009, the BOD of Samsung Electronics authorized transactions in goods and services worth KRW 420 billion and KRW 300 billion with Samsung Everland and Seoul Commtech, respectively, for 2010.

□ **Details**

- **Parties to the transactions: Samsung Everland & Seoul Commtech**
- **Goods and services:**
  · Samsung Everland – Facility management & building maintenance services
  · Seoul Commtech – Network building & maintenance services for related facilities

- **Transaction amount:**

For the period of 1Q 2010
· Samsung Everland – Total KRW 105 billion
(sales of KRW 5 billion & purchase of KRW 100 billion)
· Seoul Commtech – Total KRW 75 billion
(sales of KRW 5 billion & purchase of KRW 70 billion)

For the period of 2Q 2010
· Samsung Everland – Total KRW 105 billion
(sales of KRW 5 billion & purchase of KRW 100 billion)
· Seoul Commtech – Total KRW 75 billion
(sales of KRW 5 billion & purchase of KRW 70 billion)

For the period of 3Q 2010
· Samsung Everland – Total KRW 105 billion

(sales of KRW 5 billion & purchase of KRW 100 billion)

· Seoul Commtech – Total KRW 75 billion

(sales of KRW 5 billion & purchase of KRW 70 billion)

For the period of 4Q 2010

· Samsung Everland – Total KRW 105 billion

(sales of KRW 5 billion & purchase of KRW 100 billion)

· Seoul Commtech – Total KRW 75 billion

(sales of KRW 5 billion & purchase of KRW 70 billion)

※ Note that pursuant to the Fair Trade Act, a purchaser of goods and services shall disclose the transaction in the case that the transaction is worth more than KRW 10 billion and the provider of goods and services involved is the purchaser's financial affiliate.

Earnings Release Q3 2009

Samsung Electronics

October 2009

Disclaimer

This document is provided for the convenience of investors only, before our external audit on Q3 2009 financial results of our headquarters is completed.
The audit outcomes may cause some parts of this document to change.

This document contains "forward-looking statements" - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expects", "anticipates", "intends", "plans", "believes", "seeks" or "will ". Forward-looking statements by their nature address matters that are, to different degrees, uncertain.

For us, particular uncertainties which could adversely or positively affect our future results include:
the behavior of financial markets including fluctuations in exchange rates, interest rates and commodity prices; strategic actions including dispositions and acquisitions;
unanticipated dramatic developments in our major businesses including semiconductor, LCD, telecommunication, digital media ;
and numerous other matters at the national and international levels which could affect our future results

These uncertainties may cause our actual results to be materially different from those expressed in this document.

<Consolidated Sales / Operating Profit>

(Unit : Trillion KRW)

	Sales			Operating Profit		
	3Q '09	2Q '09	3Q '08	3Q '09	2Q '09	3Q '08
Device Solution	**14.21**	**11.25**	**11.55**	**2.17**	**0.39**	**0.65**
(Margin)				*(15%)*	*(3%)*	*(6%)*
Semiconductor	7.46	6.14	5.95	1.15	0.24	0.19
(Margin)				*(15%)*	*(4%)*	*(3%)*
LCD	6.73	5.10	5.58	1.01	0.15	0.45
(Margin)				*(15%)*	*(3%)*	*(8%)*
Digital Media & Communications	**23.25**	**21.98**	**19.83**	**1.98**	**2.07**	**0.80**
(Margin)				*(9%)*	*(9%)*	*(4%)*
Telecom	10.71	10.04	8.88	1.03	1.00	0.84
(Margin)				*(10%)*	*(10%)*	*(9%)*
Digital Media	12.37	11.77	10.78	0.94	1.06	-0.05
(Margin)				*(8%)*	*(9%)*	*(-0.5%)*
Total	**35.87**	**32.51**	**30.27**	**4.23**	**2.52**	**1.48**
(Margin)				*(12%)*	*(8%)*	*(5%)*

※ Consolidated Income before Tax : 4.62 2.86 1.59

Sales and Profits (Parent Basis)

(Unit : Trillion KRW)

	3Q '09	(%)	Q-on-Q	2Q '09	(%)	3Q '08	(%)	Y-on-Y
Sales	24.86		*18%*	21.02		19.26		*29%*
Gross Profit	6.71	*(27%)*	*50%*	4.46	*(21%)*	4.29	*(22%)*	*56%*
SG&A	3.94		*16%*	3.40		3.27		*20%*
Operating Profit	2.77	*(11%)*	*160%*	1.06	*(5%)*	1.02	*(5%)*	*170%*
Non-operating income	1.51		*3%*	1.46		0.38		*299%*
Pre-Tax Income	4.27	*(17%)*	*69%*	2.53	*(12%)*	1.40	*(7%)*	*205%*
Income Tax	0.55		*102%*	0.27		0.18		*202%*
Net Income	3.72	*(15%)*	*65%*	2.25	*(11%)*	1.22	*(6%)*	*206%*

	Sales			Operating Profit		
	3Q '09	2Q '09	3Q '08	3Q '09	2Q '09	3Q '08
Semiconductor	6.11	5.05	4.78	1.08	0.15	0.24
- Memory	*3.80*	*3.13*	*3.03*			
- Sys.LSI	*1.07*	*0.88*	*1.02*			
L C D	6.01	4.56	4.81	0.92	0.19	0.38
Telecom	9.08	8.05	6.85	0.70	0.57	0.50
- Wireless	*7.60*	*6.94*	*6.09*			
Digital Media	3.54	3.24	2.67	0.06	0.15	-0.10
- Appliances	*1.63*	*1.62*	*1.27*			

Cash Flow & Financial Position (Parent Basis)

Cash Flow Statement

(Trillion KRW)

	3Q '09	2Q '09
Cash*(Beginning of period)	6.11	5.30
Cash flow from Operation	3.93	2.64
Net profit	*3.72*	*2.25*
Depreciation	*1.87*	*1.91*
Others	*-1.66*	*-1.52*
Cash flow from Investment	-1.44	-1.11
CAPEX	*-1.34*	*-0.93*
Cash flow from Finance	0.20	-0.72
Dividend	*-0.07*	*-0.74*
Repurchase of shares	-	-
Proceeds from sales of shares under stock option plan	*0.27*	*0.01*
Net increase in cash	2.68	0.81
Cash* (End of period)	8.79	6.11

Financial Position (B/S)

(Trillion KRW)

	3Q '09	2Q '09	3Q '08
Assets	80.8	76.0	75.0
Current Assets	24.7	20.1	20.6
*Cash **	*8.8*	*6.1*	*8.1*
A/R & Inventories	*11.3*	*10.0*	*8.3*
Non Current Assets	56.1	55.9	54.5
P.P.E.	*28.0*	*28.5*	*31.9*
Liabilities	16.8	15.1	17.0
Debts	0.1	0.1	0.1
Shareholders' Equity	63.9	60.9	58.1
Capital Stock	0.9	0.9	0.9
Retained Earnings	61.2	57.6	55.4
* ROE	23.9%	15.1%	8.5%

* Cash = Cash + Cash equivalent
+ Short-term financial instruments + Marketable securities

DS : Semiconductor

Q3 Results

PC Shipment and GB/Sys


(Million units)
(GB)
Desktop PC
Note PC
Netbook
GB/Sys
100
75
50
25
0
3.0
2.5
2.0
'09.Q2
Q3
(Source : SEC)

Memory Spot Price Trend


1Gb DDR2 DRAM (LHS)
16Gb MLC NAND (RHS)
$2.00
$1.50
$1.00
$0.50
$0.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
※ 1Gb DDR2 : 28%↑(QoQ), 154%↑from early-'09
16Gb MLC : 9%↑(QoQ), 147%↑from early-'09
'09.Q1
Q2
Q3

(Source : DRAM Exchange, SEC)

Memory

- **DRAM: Price increase continued with high seasonal demand**
  - PC Shipment: mid-10%↑ QoQ (Historical 3Q Avg: 10%↑)
    - GB/Sys growth: mid-single %↑ QoQ
  - Limited recovery in utilization rates & stable increase in demand

  ※ Spot price: 28%↑ QoQ (1G DDR2)

  ☞ **SEC: Increased cost reduction by expanding 50/40nm, strengthened market leadership in DDR3 as well as differentiated products (i.e. Mobile / Graphic)**

- **NAND: Strong demand continued due to high seasonality**
  - Increased demand from consumer/mobile applications
    - New product launches(MP3/PND) & high-density portion↑
    - Increased demand for smartphone embedded solutions and cards
  - Supply shortage continued despite utilization rates increase

  ☞ **SEC: Improved cost competitiveness by expanding 40/30nm, enhanced profitability by focusing on embedded products**

System LSI

- **Double digit increase in revenue across all business segments**
  (e.g. Mobile Solution, Home& Media)

DS : Semiconductor

Business Outlook

2009 PC Demand Outlook


(Growth)
10%
0%
-10%
-20%
'08.Dec Outlook
'09.Mar
'09.Jun
'09.Sep
Research A
Research B
Research C
Avg.
(Source : SEC)

NAND Application Outlook


100%
50%
0%
'07
'08
'09
'10
Embedded
Card & USB
(Source : SEC)

Market

- **DRAM: Demand growth to slow & limited supply increase**
  - 4Q PC Shipment: mid-single % ↑ QoQ
    - GB/Sys growth: low-single % ↑ QoQ

    ※ 2009 PC shipment to be higher than previous estimate in Q1.09 (Research firms' '09 PC shipment estimates : △7% in Mar. → △2% in Sep.)
  - DDR3 bit crossover expected in Q1.10
  - Limited utilization increase & delayed geometry migration by competitors
- **NAND: Geometry migration to drive supply increase but strong year-end demand to continue**
  - Strong demand for high-density products in consumer/mobile applications (e.g. Smartphone, MP3, PMP with 16GB/32GB+) and cards

Samsung

- **Memory: Expand market dominance & improve profitability by strengthening competitive edge**
  - DRAM: Improve cost competitiveness by expanding 4xnm portion and profit base via differentiated products (e.g. Server / Mobile)
  - NAND: Increase 3xnm process & strengthen embedded set solutions
- **S.LSI: All product segments to improve earnings led by high seasonal demand**

DS : LCD

Large Panel Shipment (Market)

(Unit : Million units)


117
128
148
TV
IT
'08.3Q
'09.2Q
'09.3Q

(Source : DisplaySearch, '09.3Q)

Panel ASP (Market)

(Unit : US$, %)

ASP	'09.2Q	'09.3Q	G/R
Note PC	52	64	22%
Monitor	79	93	17%
TV	221	256	16%

(Source : DisplaySearch, '09.3Q)

Market

- **Year-end demand for panel increased, but utilization rate recovery limited due to glass shortage → Supply shortage**
  - Shipment : Q2 128 → 148M units (15% QoQ, 26% YoY)
  - Panel ASP : Continued to increase for all products
    - · IT : Notebook - supply shortage (22% QoQ), Monitor - higher-than-expected demand (17% QoQ)
    - · TV : Strong panel demand continued due to China's National Holiday season and year-end demand (16% QoQ) (e.g. 32", 40" segments)

Samsung

- **Panel shipment increased mid-10% QoQ driven by strong sales across all applications**
  - IT : Strong sales of consumer notebooks and higher-than-expected demand for corporate monitors
    (e.g. Mini notebooks, 16:9, LED)
  - TV : Shipment rose mid-20% QoQ due to successful ramp-up of the 8-2 line, increased shipment to China and expanded sales of LED TVs
    (e.g. edge-type LED TV panel, 240Hz)

DS : LCD

2009 Large Panel Demand (Market)


(Unit : Million units)
63
89
104
90
IT
TV
27
39
44
40
Q1
Q2
Q3
Q4
(Source : DisplaySearch, 3Q)

LED TV Penetration in LCD TV Market


(Unit : %)
0%
3%
11%
24%
'08
'09
'10
'11
(Source : DisplaySearch, 3Q)

Market

- **Q4 demand to decline due to seasonal weakness, but slowdown to be moderate compared to 2008**
  - IT : Expect low seasonality and conservative inventory management by set makers
  - TV : Demand decline to be moderate due to lower than typical year-end inventory level and China's New Year holiday demand

Samsung

- **IT : Expand the sales of high-growth products and strengthen cooperation with major customers**

  (e.g. 16:9, low-power LED panels)

- **TV : Expand differentiated product line-up and sales of emerging markets**

  (e.g. LED / 240Hz / Slim)

  - Strengthen strategic partnerships with major customers and Chinese set makers

DMC : Telecommunication

Q3 Results

Revenue & OP margin



Revenue (Parent)
Revenue (Consolidated)
(Unit: Trillion Won)
8.05
10.04
9.08
10.71
7.1%
10.0%
7.8%
9.6%
Q2'09
Q3'09

M/S Trends



Developed market (US+EU)
Global market
Emerging market
(19.1%)
(22.4%)
(25.5%)
(24.3%)
(27.6%)
(14.4%)
(16.7%)
(18.7%)
(19.2%)
(20.8%)
(11.1%)
(13.2%)
(14.2%)
(16.0%)
(16.7%)
'07
'08
'09.1Q
'09.2Q
'09.3Q(E)

Handsets

- **Shipment : 60.2 million units (QoQ 15%↑, YoY 16%↑)**

☞ **Continued to outperform market growth → M/S 20%+**

- Developed market : Strong sales of full-touchphone, due to diversified product line-up
  - Jet (AMOLED touch-phone), Star, Touch-wiz, etc.
- Emerging market : Steady sales increase of strategic models due to improved channel demand in Latin America/CIS, and China's national holiday promotions
- Enhanced product leadership through global launch of mid-end touch-phone (Corby)

- **ASP : $120 (QoQ 3%↓)**

- Decreased portion of domestic sales with higher ASP, due to domestic demand contraction

☞ **Maintained steady OP margin despite increased expenses, due to strong sales of premium products and enhanced cost competitiveness**

Network

- **Overseas revenue growth due to increased Mobile WiMAX equipment sales**

DMC : Telecommunications Business Outlook

Handset Market



Total
Smartphone
Touchphone
Smartphone penetration
Touchphone penetration
(Unit : 100 Million Units)
12.1
1.5
0.6
11.0
1.8
1.2
(12%)
(5%)
(16%)
(11%)
'08
'09

Touch / Smartphone



Jet
Corby
Omnia II (WM)
Galaxy (Android)
H1 (LiMo)

Market

- **Q4 Demand : Expect QoQ ↑ due to strong seasonality**
  - Developed market : Europe/U.S carriers to expand year-end promotions targeting Christmas holiday demand
  - Emerging market : CIS/Asia market to expand due to economy recovery and China's 3G promotion
- **Expect price competition due to increased mid/low-end strategic models among competitors**
  - Launch of mass-market targeted smart-phones & touch-phones

Samsung

- **Handsets : Expect steady sales growth through product differentiation and strengthened cooperation with carriers**
  - Global expansion of AMOLED full-touchphones & launching of new smart-phones (e.g. LiMo phone, Android phone)
  - Increase in product selections for carrier promotions
  - Expansion of 3G product line-up and carrier promotions in China

  ☞ **Target : '09 M/S of 20%+ and double-digit OP margin**
- **Network : Expand Mobile WiMAX business in U.S., Japan & Latin America**

DMC : Digital Media

FPTV Market


(Unit: Million units)
40.0
30.0
20.0
10.0
0.0
10%↑
22%↑
2Q'09 3Q'09
Market
2Q'09 3Q'09
SEC

(Source : DisplaySearch '09.Sep.)

FPTV Market Share


24%
20%
16%
#2
#2
PDP-TV
#1
#1
LCD-TV
#1
#1
TV Total
1Q'09
2Q'09
3Q'09(E)

(Source : DisplaySearch '09.Sep)

TV

- **FPTV shipment : 7.73 million units (QoQ 22%↑, YoY 24%↑)**
  - LCD-TV shipment continued to outperform market growth
    - ※ Cumulative LED-TV shipments as of end-September: 1.2M+ units
    - · Developed market : Sales increase of LED-TV and 40" and above LCD-TV
    - · Emerging market : LCD-TV shipment increased in BRICs through the market expansion

☞ **Maintained a double-digit OP margin for the second consecutive quarter, due to strong sales of premium products and improved cost competitiveness**

Digital Appliances

- **Despite weak seasonality, revenue declined marginally due to strong sales of premium products (QoQ 2%↓)**
  - sales increase of premium refrigerators and Drum W/M → M/S ↑
    - ※ Revenue of the premium segments increased by 10's%QoQ

DMC : Digital Media

Business Outlook

TV Market Forecast

(Unit: Million units)

	2Q'09	3Q'09	QoQ	4Q'09	QoQ
CRT	11.4	13.3	16%	12.7	-5%
LCD	**29.9**	**32.7**	**9%**	**40.7**	**25%**
PDP	**3.1**	**3.5**	**15%**	**4.4**	**26%**
Total	**44.4**	**49.6**	**12%**	**57.8**	**17%**

(Source : DisplaySearch '09.Sep.)

Appliances Market Forecast

(Unit: Million units)



30
25
20
15
10
Ref.
Air-con.
W/M
2Q'09
3Q'09
4Q'09

(Source: AHAM, GFK, SEC)

Market

- **FPTV : Q4 demand to continue to rise (mid-20% QoQ) but price competition to intensify**
  - Demand drivers : Strong seasonality and attractive price range
  - Developed markets growth(32%QoQ) to be higher than emerging markets (16%QoQ) due to the seasonality
  - Price competition to intensify with new TV model launches among competitors
- **Appliances : Refrigerators & W/M demand to be recovered in Q4 due to seasonality**

Samsung

- **TV : Outperform the market growth → strengthen leadership**
  - Increase sales in the premium segment (i.e. LED, 40"+FHD)
    . LED TV shipment target : 2.5 million units in '09
  - Improve cost competitiveness through enhanced SCM and economies of scale
- **Appliances : Strengthen dominance in the premium market by expanding line-up**
  - Continue to launch differentiated products (e.g., energy-saving products)

[Appendix 1] Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	3Q '09 (A)	2Q '09 (B)	3Q '08 (C)	Q-on-Q (A - B)	Y-on-Y (A - C)
Current Assets	**247,051**	**201,315**	**205,681**	**45,736**	**41,370**
- Cash & Cash Equivalents	80,358	55,531	70,692	24,827	9,666
- Marketable Securities	7,561	5,548	10,273	2,013	-2,712
- A/R	72,496	62,720	39,740	9,776	32,756
- Inventories	40,436	37,683	42,769	2,753	-2,333
- Other Current Asset	46,200	39,835	42,208	6,366	3,992
Non Current Assets	**560,558**	**558,626**	**544,510**	**1,932**	**16,048**
- Investment	258,061	252,811	209,912	5,250	48,149
- PPE	279,961	285,439	318,520	-5,478	-38,559
- Intangible Assets	6,475	6,408	6,260	67	215
- Other Non Current Asset	16,061	13,968	9,818	2,093	6,243
Total Assets	**807,610**	**759,941**	**750,191**	**47,669**	**57,419**
Liabilities	**168,204**	**150,942**	**169,612**	**17,262**	**-1,408**
- Debts	1,082	1,169	1,137	-87	-55
- Trade Accounts and N/P	46,772	40,140	39,596	6,632	7,176
- Other Accounts and N/P	33,455	29,661	36,259	3,784	-2,814
- Accrued Expenses	44,451	40,792	41,783	3,659	2,668
- Income Tax Payable	4,193	363	9,026	3,830	-4,833
- Other Liabilities	38,251	38,817	41,812	-556	-3,551
Shareholders' Equity	**639,406**	**608,999**	**580,579**	**30,407**	**58,827**
- Capital Stock	8,975	8,975	8,975	0	0
- Capital Surplus	65,813	66,159	65,930	-346	-117
- Capital Adjustments	-82,749	-85,696	-86,003	2,947	3,254
- Accumulated Other Comprehensive Income	35,338	44,028	37,294	-8,690	-1,956
- Retained Earnings	612,029	575,533	554,383	36,496	57,646
Total Liabilities & Shareholder's Equity	**807,610**	**759,941**	**750,191**	**47,669**	**57,419**

[Appendix 2] Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	3Q '09 (A)	%	2Q '09 (B)	%	3Q '08 (C)	%	Q-on-Q (A - B)	Y-on-Y (A - C)
Sales	**248,620**	**100%**	**210,196**	**100%**	**192,562**	**100%**	**38,424**	**56,058**
- Domestic	40,779	16.4%	39,507	18.8%	33,238	17.3%	1,272	7,541
- Export	207,841	83.6%	170,690	81.2%	159,324	82.7%	37,151	48,517
Cost of Sales	**181,561**	**73.0%**	**165,576**	**78.8%**	**149,615**	**77.7%**	**15,985**	**31,946**
Gross Profit	**67,059**	**27.0%**	**44,621**	**21.2%**	**42,947**	**22.3%**	**22,438**	**24,112**
SG&A	**39,385**	**15.8%**	**33,985**	**16.2%**	**32,713**	**17.0%**	**5,400**	**6,672**
- Wages & Fee	5,716	2.3%	4,018	1.9%	4,637	2.4%	1,698	1,079
- Marketing Expenses	13,933	5.6%	13,454	6.4%	10,407	5.4%	479	3,526
- R&D / Royalty Expenses	12,424	5.0%	10,548	5.0%	10,465	5.4%	1,876	1,959
Operating Profits	**27,674**	**11.1%**	**10,636**	**5.1%**	**10,234**	**5.3%**	**17,038**	**17,440**
Non OP Income & Expenses	**15,056**	**6.1%**	**14,627**	**7.0%**	**3,775**	**2.0%**	**429**	**11,281**
- F/X Gain (or Loss)	-1,468	-0.6%	-4,176	-2.0%	1,301	0.7%	2,708	-2,769
- Gain (or Loss) on Foreign Currency Translation	1,644	0.7%	3,533	1.7%	-2,347	-1.2%	-1,889	3,991
- Gain (or Loss) on Equity Investment	14,644	5.9%	14,497	6.9%	3,649	1.9%	147	10,995
Income before Income Taxes	**42,730**	**17.2%**	**25,263**	**12.0%**	**14,009**	**7.3%**	**17,467**	**28,721**
- Income Taxes	5,499	2.2%	2,728	1.3%	1,822	0.9%	2,771	3,677
Net Income	**37,231**	**15.0%**	**22,535**	**10.7%**	**12,187**	**6.3%**	**14,696**	**25,044**